OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45109

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carreden Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1100 Moraga Way, Suite 209
(No. and Street)

Moraga	California	94556
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Meyer	925-247-0950	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael C. Allen & Co., CPA's PLLC
(Name – if individual, state last, first, and middle name)

1983 Marcus Avenue, Suite 137	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Meyer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carreden Group, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MOHAMMAD REZA SHABANI
COMM # 2380906
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA COUNTY
Commission Expires October 30, 2025

Notary Public

Signature:

Title: TREASURER

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

MOHAMMAD REZA SHABANI
COMM # 2380908
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA COUNTY
Commission Expires October 30, 2025

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me on this 23 day of Feb, 2022 by
Date *Month* *Year*

(1) Gregory K Meyer

(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Cameden Group Inc

Document Date: ______________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________

©2019 National Notary Association

M1304-08 (09/19)

Michael C. Allen & Co., CPA's PLLC
www.michaelallencpa.com
Tax and Financial Consultants

Michael C. Allen, CPA - Managing Partner

Gary M. Gittler, CPA - Partner
Evan Schecter, EA - Principal
Stacey S. Glazer, COO – Principal
Mary P. Gannett, CPA - Partner

Alam Chowdhury, CPA, MST- Director
Steven A. Goldstein, CPA - Director

Kive I. Strickoff, CPA
Michael U. Samter, CPA
Leonard Mauskopf, AFSP
Thomas L. Nester, CPA
Jack Feintisch
Gladys G. Sherman, CPA

Minesh B. Gandhi, CPA
Joseph Modifica, CPA, CFE
Edie Strauss, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Carreden Group, Inc.
Moraga, CA 94556-1155

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carreden Group, Inc. (the "Company") (a Delaware corporation) as of December 31, 2021, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carreden Group, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Carreden Group, Inc.'s management. Our responsibility is to express an opinion on Carreden Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carreden Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1983 Marcus Avenue, Ste 137 ♦ Lake Success, NY 11042 ♦ T. 516.775.3000 ♦ F. 516.775.3044
757 Third Avenue ♦ New York, NY 10017 ♦ T. 516.775.3000 ♦ F. 516.775.3044

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Carreden Group, Inc.'s financial statements. The supplemental information is the responsibility of Carreden Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael C. Allen & Co., CPA's PLLC

We have served as Carreden Group, Inc.'s auditor since 2013.

Lake Success, NY
February 22, 2022

CARREDEN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS		
Cash	$	274,539
Accounts receivable		617,658
Deferred receivables		205,002
Other assets		9,088
TOTAL ASSETS	$	1,106,287
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued expenses and commissions payable	$	637,258
Long-term expenses payable		205,002
TOTAL LIABILITIES		842,260
STOCKHOLDERS' EQUITY		
Common stock, No par value; 1,000 shares authorized, 100 shares issued and 75 outstanding		25,000
Additional paid-in-capital		406,361
Retained Deficit		(167,234)
		264,127
Less: Treasury stock, 25 shares, at cost		(100)
TOTAL STOCKHOLDERS' EQUITY		264,027
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,106,287

See notes to financial statements

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Carreden Group, Inc. (the "Company") is a Delaware Corporation formed on October 26, 1990 for the purpose of conducting business as a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2021.

The Company also represents corporate clients in a broad range of transactions, including private placement, structured finance and specialty advisory assignments. The Company transacts its business with customers located primarily throughout the United States.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT CREDIT RISK

The Company as a non-clearing broker does not handle any customer funds or securities.

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains a cash bank deposit account with a financial institution in California. At December 31, 2021, the Company had a cash balance totaling $24,539 in excess of the Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses in such account.

The Company performs periodic credit evaluations of its customers and generally does not require collateral. The Company does not believe significant credit risks exist at December 31, 2021, with respect to its accounts receivable.

BASIS OF ACCOUNTING

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

REVENUE RECOGNITION

The Company provides contracted financial advisory services with payment typically due over time in installments, based on project phases as specified in the contracts. Revenue is recognized in the amount of consideration to which the Company has a right to invoice the client when that amount corresponds directly with the received value to the client of the Company's services completed when performance obligations are met. Consulting fee income included approximately $1,091,354 of revenues from contracts with clients for the year ended December 31, 2021. Accounts and deferred receivables included $822,660 from client contracts at December 31, 2021.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ACCOUNTS RECEIVABLE AND DEFERRED RECEIVABLES

No allowance for doubtful accounts has been provided for based on prior years' experience and Management's analysis of possible bad debts.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, reported revenues and expenses, and disclosures. Accordingly, actual results could differ from those estimates. Every effort is made to ensure the integrity of such estimates.

CASH AND CASH EQUIVALENTS

For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents consisting primarily of an interest-bearing checking account.

ADVERTISING

The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense for the year ended December 31, 2021 was $4,710.

INCOME TAXES

The Company files its federal income tax as an S corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of the stockholders. Accordingly, the current year's income tax provision consists solely of state and local income taxes, as applicable, based on statutory rates.

Management of the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company's tax returns are subject to possible examination by the taxing authorities. For federal and state income tax purposes, the tax returns essentially remain open for possible examination for the years ended December 31, 2019 through 2021.

NOTE 3 - DEFERRED RECEIVABLES AND LONG-TERM EXPENSES PAYABLE

The Deferred Receivables represents contracted fees previously invoiced to be collected over varying periods no later than December 31, 2025 based on certain contractual underlying events in accordance with the terms of the respective agreements. The long- term expenses payable consists of the consulting and referral fees due upon the collection of the respective Deferred Receivables.

NOTE 4 - RELATED PARTY TRANSACTIONS

Effective January 1, 2014, Carreden Group, Inc. entered into an agreement for managerial and administrative support and services with a Limited Liability Company that is both wholly owned and controlled between the Company's stockholders and its Managing Directors. Provisions of the contract include monthly management fees to be paid at $20,000 per month. For the year ended December 31, 2021 management fees paid was $240,000. This contract renews annually unless otherwise amended in accordance with terms of the agreement.

NOTE 5 - MAJOR CUSTOMER INFORMATION

Consulting fee income from the Company's largest customer made up 100% of the total revenues of the Company for the year ended December 31, 2021. At December 31, 2021, $822,660 was included in accounts and deferred receivables for this customer.

NOTE 6 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital, as defined. At December 31, 2021 the Company had net capital of $239,939 which was $195,405 in excess of its required net capital of $44,534. The ratio of aggregate indebtedness to net capital was 2.78 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, however, filing its exemption report relying on Footnote 74 of SEC Release No. 34-70073. The Company has met the identified exemption provisions in Footnote 74 of the SEC Release No. 34-70073 throughout the most recent fiscal year without exception.

NOTE 7 - RISKS AND UNCERTAINTIES

As a result of the spread of the COVID-19 Coronavirus during March 2020, economic uncertainties have arisen resulting in uncertainty and volatility that impacted businesses in many sectors. Management believes that the Company is in an appropriate position to mitigate any negative effects. However, any related financial impact and duration of the pandemic is undetermined at this time.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were issued.

CARREDEN GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2021 ***Schedule 1***

Net Capital		
Stockholders' equity	$	264,027
Deduct: Charge for excess fidelity bond deductible		15,000
Total capital		249,027
Deductions and/or charges:		
Non-allowable assets:		
Other assets		9,088
Total nonallowable assets		9,088
Net capital before haircuts on security positions		239,939
Haircut on exempt securities		-
Net Capital	$	239,939
Computation of Aggregate Indebtedness ("AI")		
Accrued expenses and commissions payable	$	637,258
Long-term expenses payable		205,002
Offset of deferred receivables against related non-aggregate liabilities		(205,002)
Other unrecorded amounts / adjustments for AI exclusion		30,750
Aggregate Indebtedness	$	668,008
Computation of basic Net Capital requirement		
Minimum net capital required (6 2/3% of Aggregate Indebtedness plus one percent of excluded Aggregate Indebtedness)	$	44,534
Statutory minimum dollar requirement		5,000
Net Capital requirement **(greater of minimum Net Capital or dollar requirement)**	$	44,534
Excess Net Capital	$	195,405
Excess Net Capital at 1000 or 120 percent	$	173,138
Net Capital ratio		2.78 to 1

There were no material differences between the preceding information and the information presented on the Company's unaudited Form X-17a-5, Part II, as of December 31, 2021, as filed.

See notes to financial statements

Michael C. Allen & Co., CPA's PLLC
www.michaelallencpa.com
Tax and Financial Consultants

Michael C. Allen, CPA - Managing Partner

Gary M. Gittler, CPA - Partner
Evan Schecter, EA - Principal
Stacey S. Glazer, COO – Principal
Mary P. Gannett, CPA - Partner

Alam Chowdhury, CPA, MST- Director
Steven A. Goldstein, CPA - Director

Kive I. Strickoff, CPA
Michael U. Samter, CPA
Leonard Mauskopf, AFSP
Thomas L. Nester, CPA
Jack Feintisch
Gladys G. Sherman, CPA

Minesh B. Gandhi, CPA
Joseph Modifica, CPA, CFE
Edie Strauss, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Carreden Group, Inc.
Moraga, CA 94556-1155

We have reviewed management's statements, included in the accompanying Carreden Group, Inc.'s Exemption Report, in which (1) Carreden Group, Inc. (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §240.15c3-3 and is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073, in accordance with the discussion in Q & A 8 of the related FAQ issued by the SEC staff and (2) Carreden Group, Inc. stated that the Company met the identified exemption provision of Footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year without exception. Carreden Group, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carreden Group, Inc.'s compliance with the exemption provision for a non-covered firm. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Michael C. Allen & Co., CPA's PLLC

Lake Success, NY
February 22, 2022

1983 Marcus Avenue, Ste 137 ♦ Lake Success, NY 11042 ♦ T. 516.775.3000 ♦ F. 516.775.3044